UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

MoneyLion Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

60938K 106

(CUSIP Number)

September 22, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60938K 106	13G	Page 2 of 13

1	NAMES OF REPORTING PERSONS StepStone Group LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 23,371,457
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 23,371,457

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,371,457
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 60938K 106	13G	Page 3 of 13

1	NAMES OF REPORTING PERSONS Greenspring Global Partners VIII-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,346,643
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,346,643

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,346,643
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 60938K 106	13G	Page 4 of 13

1	NAMES OF REPORTING PERSONS Greenspring Global Partners VIII-C, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 350,618
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 350,618

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,618
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 60938K 106	13G	Page 5 of 13

1	NAMES OF REPORTING PERSONS Greenspring Opportunities IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,039,727
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,039,727

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,039,727
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 60938K 106	13G	Page 6 of 13

1	NAMES OF REPORTING PERSONS Greenspring SK Special, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 950,996
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 950,996

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,996
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Item 1(a).	Name of Issuer:

MoneyLion Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

30 West 21st Street, 9th Floor, New York, NY 10010

Item 2(a).	Names of Persons Filing:

(i) StepStone Group LP (“StepStone”);

(ii) AU Special Investments II, L.P. (“Special Investments”);

(iii) Greenspring Global Partners VIII-A, L.P. (“Global Partners VIII-A”);

(iv) Greenspring Global Partners VIII-C, L.P. (“Global Partners VIII-C”);

(v) Greenspring Opportunities IV, L.P. (“Greenspring Opportunities IV”); and

(vi) Greenspring SK Special, L.P. (“SK Special,” and together with StepStone, Special Investments, Global Partners VIII-A, Global Partners VIII-C, and Greenspring Opportunities, the “Reporting Persons”)

Greenspring FF-GP IV, LLC is the general partner of Special Investments, Greenspring General Partner VIII, L.P. (“Greenspring General Partner VIII”) is the general partner of Global Partners VIII-A, Greenspring General Partner VIII is the general partner of Global Partners VIII-C, Greenspring General Partner VII, L.P. is the general partner of Greenspring Opportunities IV, and Greenspring General Partner VII, L.P. is the general partner of Greenspring Opportunities IV. StepStone is the investment manager of each of Special Investments, Global Partners VIII-A, Global Partners VIII-C, Greenspring Opportunities IV, and SK Special. StepStone Group Holdings LLC (“StepStone Group Holdings”) is the general partner of StepStone, and StepStone Group Inc. is the sole managing member of StepStone Group Holdings.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The business address of StepStone is 4225 Executive Square, Suite 1600, La Jolla, CA 90237. The business address of each of the other Reporting Persons is 100 Painters Mill Road, Suite 700, Owings Mills, MD 21117.

Item 2(c).	Citizenship:

Each of the Reporting Persons are limited partnerships organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities:

Class A common stock, par value $0.0001 per share (“Common Stock”).

Item 2(e).	CUSIP Number:

60938K 106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Special Investments is the record holder of 4,683,473 shares of Common Stock. Global Partners VIII-A is the record holder of 5,346,643 shares of Common Stock. Global Partners VIII-C is the record holder of 350,618 shares of Common Stock. Greenspring Opportunities IV is the record holder of 12,039,727 shares of Common Stock. SK Special is the record holder of 950,996 shares of Common Stock. StepStone is the investment manager of each of the foregoing.

(b)

Percent of Class: See Line 11 of the cover sheets. The percentages presented on the cover sheets of this Schedule 13G are based on 227,147,708 outstanding shares of Common Stock, as disclosed in the Issuer’s Form 8-K filed on September 28, 2021.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: see line 5 of cover sheets.

(ii)	shared power to vote or to direct the vote: see line 6 of cover sheets.

(iii)	sole power to dispose or to direct the disposition: see line 7 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: see line 8 of cover sheets.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below the Reporting Persons certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2021

STEPSTONE GROUP LP

By: StepStone Group Holdings LLC,

its general partner

By:	/s/ Jennifer Y. Ishiguro
Jennifer Y. Ishiguro
Chief Legal Officer & Secretary

AU SPECIAL INVESTMENTS II, L.P.

By: StepStone Group LP,

its investment manager

By: StepStone Group Holdings LLC, its general partner

By:	/s/ Jennifer Y. Ishiguro
Jennifer Y. Ishiguro
Chief Legal Officer & Secretary

GREENSPRING GLOBAL PARTNERS VIII-A, L.P.

By: StepStone Group LP,

its investment manager

By: StepStone Group Holdings LLC,

its general partner

By:	/s/ Jennifer Y. Ishiguro
Jennifer Y. Ishiguro
Chief Legal Officer & Secretary

GREENSPRING GLOBAL PARTNERS VIII-C, L.P.

By: StepStone Group LP,

its investment manager

By: StepStone Group Holdings LLC,

its general partner

By:	/s/ Jennifer Y. Ishiguro
Jennifer Y. Ishiguro
Chief Legal Officer & Secretary

GREENSPRING OPPORTUNITIES IV, L.P.

By: StepStone Group LP,

its investment manager

By: StepStone Group Holdings LLC,

its general partner

By:	/s/ Jennifer Y. Ishiguro
Jennifer Y. Ishiguro
Chief Legal Officer & Secretary

GREENSPRING SK SPECIAL, L.P.

By: StepStone Group LP,

its investment manager

By: StepStone Group Holdings LLC,

its general partner

By:	/s/ Jennifer Y. Ishiguro
Jennifer Y. Ishiguro
Chief Legal Officer & Secretary